Exhibit 99.1

Brenmiller Energy Reports Third Quarter Operational Update and Financial Results

Completion of Current Thermal Energy Storage Projects Positions Brenmiller for Additional Orders in 2023

Rosh Haayin, Israel (November 23, 2022) – Brenmiller Energy Ltd. (“Brenmiller”, “Brenmiller Energy” or the “Company”) (TASE: BNRG, Nasdaq: BNRG), a clean-energy company that provides Thermal Energy Storage (“TES”) systems to the global industrial and utility markets, today announced financial results as of and for the nine and three months ended September 30, 2022, in addition to operational updates.

Company Highlights

●	Inaugurated our first utility- scale project with Enel in Italy; operating successfully to date

●	Signed a memorandum of understanding with Green Enesys and Viridi RE to explore the integration of the Company’s bGen™ in potential Green Hydrogen and Green Methanol projects

●

Completed the first draw down for €4 million, on July 28, 2022, under our credit facility with the European Investment Bank (“EIB”), to support accelerated investment in our production facility in Dimona, Israel.

●	Completion and commissioning of pilot projects is laying a foundation for increased commercial orders in 2023 and beyond

●	Placed US$2.0 million in equipment orders to facilitate the expansion of the Dimona, Israel facility; on track to reach full production in 2023

Management Commentary

“Throughout 2022 Brenmiller has shown great progress towards its efforts to become one of the global leaders in thermal energy storage solutions for industrial and utility markets,” said Avi Brenmiller, Chairman and Chief Executive Officer of Brenmiller Energy. “We have completed installations and begun operations at multiple pilot projects around the world, establishing the Company as a formidable global player. I’m particularly excited about the inauguration of our first utility- scale project in Italy earlier this month, which marks the realization of several years of hard work, and dedication by the entire Brenmiller team and our partners from the Enel Group and Enel Geen Power. The project is a major milestone in our company’s history; we believe it will help showcase the benefits our technology has on reducing emissions and improving operating costs at a large-scale facility, and give other global power producers the confidence they need to invest in our technology.”

“Looking forward, we continue to see strong demand for our thermal energy storage solution. Our bid pipeline is large and continuously growing, with Europe representing our best near-term opportunity for deployments as industrial organizations and utilities look to invest in sustainable solutions as a direct reaction to high energy prices and an increased need for energy security,” continued Brenmiller. “While we believe the demand outlook remains robust, we are being prudent with our cost structure in the near-term and are taking steps to ensure we remain in a healthy financial position as Brenmiller Energy continues to grow.”

New Project Awards

To date in 2022, Brenmiller has received commercial orders of US$9 million, and as previously announced, is negotiating a energy- as- a- service contract in Israel for approximately US$5 million, driven by growing demand for thermal energy storage systems from industrial customers. The Company is marketing its bGen TES system globally, through direct equipment sales and through an energy-as-a-service (“EaaS”) model. Brenmiller has developed a large pipeline of opportunities for which it expects to pursue commercial agreements in 2023 and beyond. In the near-to-intermediate term, the majority of Brenmiller’s bid opportunities are in Europe, where high energy prices and concerns over energy security are driving incremental demand for non-traditional energy sources.

In September 2022, Brenmiller signed a Memorandum of Understanding (“MoU”) with Green Enesys Deutschland GmbH (“Green Enesys”) and Viridi Energias Renovables Espana, S.L. (“Viridi RE”), two European based developers of green energy projects, to perform engineering studies for incorporating bGen TES for Green Enesys’ and Viridi REs’ proposed green hydrogen production facilities throughout Spain. Green Enesys and Viridi RE are currently developing three green hydrogen projects in Spain, with the goal of decarbonizing the European Union’s industrial, power generation and transportation sectors. The projects will have a combined capacity to produce over 100,000 tonnes of green methanol annually.

Project Updates and Summary of Current Operations

Brenmiller has made material progress installing various pilot projects in diverse regions worldwide in an effort to demonstrate the use of its technologies for both industrial and utility-scale applications. The Company expects investments made into these pilot projects will accelerate commercialization of its proprietary TES technology. The pilot projects have progressed as planned and are continuing to reach major milestones.

●	Philip Morris: In March 2022, the Company signed an agreement, for up to $9 million, with Philip Morris Romania for the purchase of a bGen TES and services. The system will have a capacity of 31.5 MWh, including a biomass system and auxiliary equipment; the agreement includes an option to expand the system to 52.5 MWh. Payments will be made based on defined milestones in the agreement. Basic engineering of the system is complete and is moving to the detailed design phase. The next major milestone is receiving a building permit, which is expected in the first quarter of 2023.

●	Enel: Brenmiller designed, manufactured, and installed a 24 MWh TES system for a combined cycle power plant for Enel in Italy. This is the Company’s first utility-scale project. Enel integrated the system at the power plant and validated its performance in the field, in challenging operating conditions, and on a large scale. The Company’s bGen unit for Enel is currently in the commissioning phase and is expected to be fully operational by year-end 2022. The system offers reduced power plant start-up times and greater speed in load variations and can store excess heat, in addition to energy produced from renewable sources in the form of heat, to offer decarbonization services to Enel’s industrial utility customers. Enel has the option to add additional storage capacity at the site.

●	SUNY Purchase: Brenmiller completed the installation of a 0.5 MWh thermal storage-based co-generation station with the New York Power Authority (NYPA) at SUNY Purchase College in New York. The system includes hybrid charging with both exhaust gas and electricity. The project is currently in the commissioning phase with final delivery expected in the first quarter of 2023.

●	Fortlev: Brenmiller designed, manufactured, and installed a 1 MWh TES with Fortlev in Brazil. The TES system, which is being charged with biomass, is now completed and is in operation as of August 2022. The system uses biomass instead of natural gas, allowing Fortlev to lower greenhouse gas (GHG) emissions associated with heating this air by approximately 800 metric tons annually. It also reduces costs by more than 75%.

Dimona Israel Production Facility

On March 31, 2021, Brenmiller signed a €7.5 million credit facility with the EIB for the creation of an advanced production facility in Dimona, Israel. The Company made its first draw down on the first of two tranches of the credit facility for €4.0 million on July 28, 2022.

The production facility is currently under construction and will have the capacity to produce up to 4,000 MWh per year of bGen thermal storage modules. To date, the Company has ordered equipment totaling US$2.0 million in connection with the expansion at this facility. The equipment has been delivered and the facility is expected to reach full production capacity by the end of 2023. This facility will be critical to Brenmiller’s ability to meet growing customer demand.

Research and Development

Research, development, and engineering expenses, net of government grants, were US$3.47 million in the nine months ended September 30, 2022, compared to US$2.71 million in the nine months ended September 30, 2021. The increase is primarily attributable to higher payroll costs as the Company has made additional hires to enhance its research and development team to support future growth.

Research, development, and engineering expenses, net breakdown:

	Nine months ended June 30
	2022	2021
	USD in thousands (unaudited)
Total research, development, and engineering expenses	3,743	3,620
Less – grants	(277)	(908)
Research, development and engineering expenses, net	3,466	2,712

Balance Sheet Update

As of September 30, 2022, Brenmiller had cash and equivalents of $9.5 million. On July 28, 2022, Brenmiller made the first draw of 4.0 million euros from its 7.5 million euros credit facility with the EIB.

About Brenmiller Energy

Brenmiller Energy delivers scalable thermal energy storage solutions and services that allow customers to cost-effectively decarbonize their operations. Its patented bGen thermal storage technology enables the use of renewable energy resources, as well as waste heat, to heat crushed rocks to very high temperatures. They can then store this heat for minutes, hours, or even days before using it for industrial and power generation processes. With bGen, organizations have a way to use electricity, biomass and waste heat to generate the steam, hot water and hot air they need for a variety of applications, including, for example, to mold plastic, process food and beverages, produce paper, manufacture chemicals and pharmaceuticals or drive steam turbines without burning fossil fuels. For more information visit the company’s website at https://bren-energy.com/ and follow the company on Twitter and LinkedIn.

Media for Brenmiller

Tori Bentkover

brenmillerenergy@antennagroup.com

Investor Relations for Brenmiller

Chase Jacobson

chase.jacobson@val-adv.com

Cautionary Note Regarding Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and other federal securities laws. Statements that are not statements of historical fact may be deemed to be forward-looking statements. For example, the Company is using forward-looking statements in this press release when it discusses: its expected timeline for installing and completing its pilot projects and reaching other milestones; future pipeline projects and opportunities for which the Company expects to pursue commercial agreements; its plans to enter into a contract in Israel to supply energy as a service; steps the Company is taking to remain in a healthy financial position as the Company continues to grow; its belief regarding long-term demand for TES as companies invest to decarbonize their assets and improve overall energy efficiency; and the role that the Company’s Dimona production facility will play to support current and potential future projects. Without limiting the generality of the foregoing, words such as “plan,” “project,” “potential,” “seek,” “may,” “will,” “expect,” “believe,” “anticipate,” “intend,” “could,” “estimate” or “continue” are intended to identify forward-looking statements. Readers are cautioned that certain important factors may affect the Company’s actual results and could cause such results to differ materially from any forward-looking statements that may be made in this press release. Factors that may affect the Company’s results include, but are not limited to, the Company’s planned level of revenues, capital expenditures and research, development and engineering expenses, the demand for and market acceptance of our products, impact of competitive products and prices, product development, commercialization or technological difficulties, the success or failure of negotiations and trade, legal, social and economic risks and the risks associated with the adequacy of existing cash resources. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, many of which are beyond the control of the Company, including those set forth in the Risk Factors section of the Company’s prospectus dated May 24, 2022 filed with the U.S. Securities and Exchange Commission (“SEC”), which is available on the SEC’s website, www.sec.gov. The Company undertakes no obligation to update these statements for revisions or changes after the date of this release, except as required by law.

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Unaudited)

	September 30,	December 31,
	2022	2021
	USD in thousands
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	9,463	8,280
Restricted deposits	33	47
Trade receivables	721	162
Other receivables	1,081	553
Inventory	715	95
Assets held for sale (Rotem 1)	596	-
TOTAL CURRENT ASSETS	12,609	9,137
NON-CURRENT ASSETS:
Restricted deposits	157	179
Investment in joint venture	3	-
Right-of-use assets, net	1,434	3,018
Property, plant and equipment:
Plant and equipment, net	1,582	1,583
Rotem 1 project	-	679
Total property, plant and equipment	1,582	2,262
TOTAL NON-CURRENT ASSETS	3,176	5,459
TOTAL ASSETS	15,785	14,596
LIABILITIES AND EQUITY
CURRENT LIABILITIES:
Short-term bank credit and loans	-	5
Trade payables	64	264
Deferred revenues	403	1,095
Other payables	1,052	1,582
Provisions	127	215
Current maturities of liability for royalties	325	41
Current maturities of lease liabilities	556	954
TOTAL CURRENT LIABILITIES	2,527	4,156
NON-CURRENT LIABILITIES
Loan from European Investment Bank (“EIB”)	3,645	-
Lease liabilities	980	2,448
Liability for share options	7	213
Liability for royalties	2,095	2,236
TOTAL NON-CURRENT LIABILITIES	6,727	4,897
TOTAL LIABILITIES	9,254	9,053
EQUITY:
Share capital	88	79
Share premium	52,157	45,648
Receipts on account of warrants	1,832	1,176
Capital reserve from transactions with controlling shareholders	54,061	54,061
Capital reserve on share based payments	2,492	1,318
Foreign currency cumulative translation reserve	(1,691)	(1,053)
Accumulated deficit	(102,408)	(95,686)
TOTAL EQUITY	6,531	5,543
TOTAL LIABILITIES AND EQUITY	15,785	14,596

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Unaudited)

	Nine months ended		Three months ended
	September 30,		September 30,
	2022	2021	2022	2021
	USD in thousands (except per share data)

REVENUES	1,520	330	-	45
COSTS AND EXPENSES:
COST OF REVENUES	(1,239)	(3,388)	(356)	(799)
RESEARCH, DEVELOPMENT AND ENGINEERING EXPENSES, NET	(3,466)	(2,712)	(999)	(814)
MARKETING AND PROJECT PROMOTION EXPENSES, NET	(903)	(522)	(291)	(167)
GENERAL AND ADMINISTRATIVE EXPENSES	(3,285)	(1,570)	(957)	(583)
SHARE IN LOSS OF JOINT VENTURE	(29)	-	-	-
OTHER INCOME (EXPENSES), NET	50	(293)	12	-
OPERATING LOSS	(7,352)	(8,155)	(2,591)	(2,318)
FINANCIAL INCOME	953	1,027	-	239
FINANCIAL EXPENSES	(323)	(312)	(180)	(177)
FINANCIAL INCOME (EXPENSES), NET	630	715	(180)	62
LOSS FOR THE PERIOD	(6,722)	(7,440)	(2,771)	(2,256)
OTHER COMPREHENSIVE LOSS – ITEM THAT WILL NOT BE RECLASSIFIED TO PROFIT OR LOSS – EXCHANGE DIFFERENCES ON TRANSLATION TO PRESENTATION CURRNECY	(638)	(7)	(16)	28
COMPREHENSIVE LOSS FOR THE PERIOD	(7,360)	(7,447)	(2,787)	(2,228)

LOSS PER ORDINARY SHARE (in Dollars) -
Basic and fully diluted loss	(0.46)	(0.62)*	(0.18)	(0.18)*

*	Retroactively adjusted to give effect to a two-for-one reverse stock split of the Ordinary Shares which became effective on February 20, 2022.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	Nine months ended		Three months ended
	September 30,		September 30,
	2022	2021	2022	2021
	USD in thousands

CASH FLOWS - OPERATING ACTIVITIES:
Net cash used for operating activities (see Appendix A)	(8,181)	(5,776)	(3,199)	(1,927)

CASH FLOWS - INVESTING ACTIVITIES:
Purchase of equipment	(38)	(42)	(8)	(16)
Installation of production line	(346)	(165)	(238)	(69)
Investment in Joint venture	(33)	-	41	-
Restricted deposits, net	9	3	9	-
Net cash used for investing activities	(408)	(204)	(196)	(85)

CASH FLOWS - FINANCING ACTIVITIES:
Proceeds from issuance of shares and warrants, net	7,174	8,473	-	-
Exercise of options and warrants	-	20	-	-
Loan received from European Investment Bank – first tranche	3,726	-	3,726	-
Repayment of bank loan and interest thereon	(5)	(12)	-	(4)
Payments with respect to lease liabilities and interest thereon	(430)	(400)	(146)	(17)
Repayment of royalties’ liability	(85)	-	(61)	-
Amounts recognized as liability for royalties	359	40	331	-
Repayment of shareholder’s loan	-	(949)	-	-
Net cash provided by (used for) financing activities	10,739	7,172	3,850	(21)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	2,150	1,192	455	(2,033)
EXCHANGE DIFFERENCES ON CASH AND CASH EQUIVALENTS	(967)	(25)	(136)	42
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE PERIOD	8,280	2,278	9,144	5,436
CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD	9,463	3,445	9,463	3,445

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS - NET CASH USED FOR OPERATING ACTIVITIES

	Nine months ended		Three months ended
	September 30,		September 30,
	2022	2021	2022	2021
	USD in thousands
APPENDIX
A. NET CASH USED FOR OPERATING ACTIVITIES

Loss for the period	(6,722)	(7,440)	(2,771)	(2,256)

Adjustments for:
Depreciation	183	193	62	70
Amortization of right-of-use assets	400	309	127	128
Impairment loss of inventory	2	109	2	109
Loss from realization of equipment, metals and parts	-	311	-	-
Increase (Decrease) in research and development expenses due to royalty obligation	176	65	90	105
Provision	(62)	304	(86)	(369)
Share in loss of joint venture	29	-	-	-
Other income	(80)	-	-	-
Fair value adjustment of share options’ liability	(192)	(1,023)	(14)	(278)
Other financial expenses	104	181	58	109
Share-based payment	1,174	196	446	72
	(4,988)	(6,795)	(2,086)	(2,310)
Changes in operating working capital:
Decrease (increase) in trade and other receivables	(1,222)	(8)	(513)	238
Decrease (increase) in inventory	(633)	507	(390)	(109)
Increase (decrease) in deferred revenues and trade and other payables	(1,338)	520	(210)	254
Net cash used for operating activities	(8,181)	(5,776)	(3,199)	(1,927)

B. NON-CASH INVESTMENT AND FINANCING ACTIVITIES:
Recognition of Lease liability and right-of-use asset	449	566	-	420
Derecognition of lease liability	1,512	-	-	-
Derecognition of right of use asset	1,432	-	-	-
Borrowing Costs capitalized	4	-	4	-
C. INTEREST PAYMENTS (included in financing activities items)	52	23	19	7

U.S. Investor Contact:

Chase Jacobson, Vallum Advisors

investors@bren-energy.com

+1 980-265-2597

Media Contact:

Isaac Steinmetz

Antenna for Brenmiller Energy

BrenmillerEnergy@antennagroup.com